PANALAW, INC.

38275 Remington Park
Farmington Hills, MI 48331
Tel.: 248 232-8039
Fax: 248 928-1129

E-mail: bjmiller@panalaw.net

BARRY J. MILLER
Attorney at Law

VIA ELECTRONIC EDGAR FILING

April 4, 2013

Justin Dobbie, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.

Washington, D.C. 20549

Re:      Kleangas Energy Technologies, Inc. Amendment No. 2 to

Registration Statement on Form S-1 Filed February 25, 2013

File No. 333-185280

Dear Mr. Dobbie:

I have electronically filed on behalf of Kleangas Energy Technologies, Inc. (the “Registrant”) Amendment No. 1 to the referenced Registration Statement on Form S-1. This amendment is marked to indicate the changes made from the prior filing. Below are responses to your comments set forth in your letter dated March 13, 2013, addressed to William B. Wylie, the President of the Registrant, which are numbered in the same manner as your comments.

General

1.     We note your response to our prior comment 1. Please explain in greater detail why you believe the current state of affairs at your business is something greater than no or nominal operations. In your response, please discuss at what point you believe your operations became more than nominal and why. Please also discuss the current state of your operations, including how much time your officers spend on your business and what operations, apart from activities related to this offering, are currently being conducted.

Response:

We believe that the correct analysis of whether the Registrant is a shell begins and ends with Footnote 172 to Securities Act Release No. 33-8869 (2007), which was promulgated by the Commission. That footnote stated unequivocally that the Commission never intended that the definition of “shell company” to include “a ‘startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as [the Commission believes] that such a company does not meet the condition of having ‘no or nominal operations.’” We think that the reasonable interpretation of the Commission’s footnote is that a start-up company with no or nominal operations – or, as suggested in the Staff’s prior comment letter, having no revenues – is nevertheless not a shell company and that the Commission intended to exclude from the definition of “shell company” a company that is actively pursuing a business. As we suggested in our response to the related comment in the prior comment letter, the Company’s accountants have taken a view similar to that of the Commission in that the Registrant is described as a “development stage company,” in its audited financial statements, rather than as a shell company. As we have said above, we do not think that further analysis is required.

Although, as a matter of doctrine, the Registrant is not a shell company, it also does not have this status as a matter of fact. The registration statement sets forth numerous facts that, indicate that the Registrant has substantially more that no or nominal operations. In addition to the facts set forth in the registration statement, we inform the staff that:

  The officers of the Registrant are devoting their full time to the business of the registrant.
  They continue to maintain contact with their potential sources of financing.
  They continue to maintain contact with the potential customers.
  They have held discussions with prospective distributors, some of whom are nationally recognized.
  They have interviewed candidates for sales and marketing, administrative and technical positions.
  The Registrant is working on improving the product for which it has applied for a patent by reducing its size, lowering its component costs and the number of its components, adapting it for applications other than gasoline and diesel engines that can utilize the gases generated by electrolysis.
  The Registrant is preparing improvements to its website.

  Thus, we believe that the Registrant has significant operations, although it is apparent that the Registrant has not developed to the point where it has begun to generate revenues or, from an accounting point of view, progressed beyond being a development stage company.

  You have asked that we specify the precise point at which Registrant ceased to be a shell. We cannot do so, but believe that making this determination is unimportant, since, as shown above, it is not a shell today. We believe that this is the proper conclusions, but, as we have pointed out, Registrant could technically meet the Rule 405 definition of a shell today and yet, under Footnote 172, it should not be regarded as one because it is developing.

  Finally, in preparing the Registration Statement as originally filed, we attempted to describe the Registrant as a company that is in the early stages of its development, has needs for capital that it may not be able to meet, must struggle to survive, is a highly speculative investment, has obligations that it may not be able to meet and is subject to a daunting number of risks. In response to the Staff’s comments, we have added significant materials such that the Registrant is now depicted in a less favorable light. Yet, however bleak the manner in which the Registrant’s prospects may be presented, it is clear that it has a plan under which it intends to succeed and that it has taken considerable measures in pursuit of that plan. These facts, we respectfully submit, distinguish the Registrant from a shell company, both under Footnote 172 and under the definition contained in Rule 405.

  2.     We note your response to our prior comment 3, and we reissue. Based on the disclosure that your common stock will be quoted on the Pink Sheets, it does not appear that there will be an existing market on which to base the market price. Please revise the offering price disclosure on pages 1 and 5 and the plan of distribution on page 25 to state the fixed price at which the common stock will be offered.

  Response: We have complied with this comment. We have also deposited the additional registration fee resulting from fixing the price.

  3.     You refer to the “Pink Sheets” on the cover page and elsewhere in the prospectus. To the extent you are referring to OTC Pink, please revise accordingly.

  Response: We have complied with this comment.

  Prospectus Summary, page 3

  4.     We note your response to our prior comment 4, and we reissue in part. Please consider using a defined term for the Delaware entity separate and apart from the collective defined term for the Delaware and Florida entities as there are numerous instances where ‘Company’ is used to refer solely to the Delaware entity. Please also clarify these references throughout the document.

  Response: We have complied with this comment by limiting the definition of the term “Company” to the registrant and by making appropriate revisions throughout the registration statement.

  5.     We note your response to our prior comment 6, and we reissue in part. Please disclose your current cash balance, the month you will run out of funds without the addition of capital if you continue not to pay your employees’ salary and the rent. If you do end up paying the salary and rent, disclose what, if any, plans you have to raise such funds in this section. Please also discuss the costs of this offering and the cost of being a reporting company.

  Response: We have complied with this comment by adding material under the caption “The Rate at Which We are Incurring Indebtedness.” We are not able to specify the month that we will run out of funds, because that depends on the unknown fact of when, if ever, the officers will cease funding. We have, however, made it clear that the registrant cannot operate beyond that point for more than a few weeks.

  Our History, page 4

  6.     We note your response to our prior comment 10, and we reissue in part. It is still unclear to us what you mean by you “acquired Redmond through a conversion under Delaware law” as converting an entity from one jurisdiction to another does not constitute a purchase or sale transaction.

  Response: We have complied with this comment by restating so as to describe the effects of the conversion and the statutory process for effecting it.

  Risk Factors, page 6

  7.     We note your response to our prior comment 15, and we reissue. We are unable to agree with your explanation as to why a risk factor concerning the fact that your two employees are your sole directors making them able to determine their compensation when there may not be funds available to grow your business is not necessary. There are employment agreements in place to pay salaries to your two employees/directors, which you currently do not have the funds to pay, and you are accruing liabilities as a result of said agreements thereby increasing your losses. Please add a risk factor for this risk.

  Response: We have complied with this comment by adding the suggested risk factor on page 9.

  Our inability to generate sufficient cash flows..., page 6

  8.     We note your response to our prior comment 16. Disclose in this risk factor the period of time that available cash can sustain current operations if you continue not to pay your employees’ salary and the rent and if you do and how you will fund operations for the next 12 months.

  Response: We have complied with this comment by adding the requested material to the cited risk factor. We have also added related material at the end of the immediately prior risk factor.

  Description of Business, page 29

  9.     You state in your response to our prior comment 25 that Mr. Dennis Leary is one of your officers and is handling the processing of the patent application. Mr. Leary, however, is not mentioned in the prospectus as one of your officers. Please explain the inconsistency.

  Response: We had intended to write “Dennis Klein,” who is an officer and director of the Registrant. We once had a client named “Dennis Leary” and inadvertently wrote his name. We have corrected this error.

  Management’s Discussion and Analysis, page 33

  10.     We note your response to our prior comment 23. Given that you have not had revenues from operations to date, please revise your MD&A to provide a plan of operation. In doing so, please include details regarding the costs and timelines you face in reaching your goals over the next 12 months. Additionally, please clarify when you expect to generate revenue.

  Response: We have complied with this comment by adding a plan of operations on page 35 and have made a statement as to the time at which we expect to generate revenue.

  Liquidity and Capital Resources, page 35

  11.     We note your response to our prior comment 29, and we reissue in part. Please revise to disclose whether you currently have any firm offers or anything else beyond an indication of interest for the funding you need.

  Response: We have complied with this comment by making revisions where you have suggested.

  12.     Based on Note 4 to your financial statements, it does not appear that the $251 in accrued interest relates to interest for your obligations to Messrs. Wylie and Klein as described in this section but rather to accrued interest on the note payable to Mr. Astrom. Please revise.

  Response: We have complied by eliminating the relevant sentence.

  Related Party Transactions, page 40

  13.     Please disclose the information required by Item 404(d) of Regulation S-K regarding the advances you have received from your officers.

  Response: We note that the relevant portion of Item 404(d) of Regulation S-K requires that the furnishing of information required by Item 404(a) of that regulation. However, we have also noted Instruction 4(a) to the Instructions to Item 404(a), which states that:

  The following items of indebtedness may be excluded from the calculation of the amount of indebtedness and need not be disclosed: Amounts due from the related person for purchases of goods and services subject to usual trade terms, for ordinary business travel and expense payments and for other transactions in the ordinary course of business.

  Inasmuch as all of these amounts were incurred for ordinary business travel and expense payments and for other transactions in the ordinary course of business, it appears that they need not be disclosed pursuant to Item 404(d), inasmuch as only subsection 1 thereof appears to be apposite.

  We believe that the information sought by the comment nevertheless appears elsewhere in the registration statement, most significantly under the caption “Prospectus Summary – Overview – The Rate at Which We Are Incurring Indebtedness” on page 3. We have revised the presentation under that caption to add further disclosure.

  Security Ownership of Certain Beneficial Owners and Management, page 43

  14.     We note your response to our prior comment 37, and we reissue as it does not seem that the revised language you mention has been included. Please revise.

  Response: We have revised as requested.

  Signatures, page II-7

  15.     Please revise the signature page to include the signature of your principal financial officer. To the extent Mr. Wylie is also your principal financial officer, please revise to clarify.

  Response: We assume that you wish to have Mr. Wylie sign separately in this capacity, rather than have him sign collectively with his other positions. We have therefore provided a separate signature. If the Staff had something else in mind, we will of course comply.

  We hope that the changes that we have made to the registration statement are responsive to the Staff’s comments.

  Sincerely yours,
  Barry J. Miller